EXHIBIT (e)(9)

Excerpts from the Company’s Definitive Proxy Statement on

Schedule 14A filed with the SEC on April 25, 2017

Executive Compensation—Employment Agreements

William T. Fejes, Jr. Mr. Fejes’ former employment agreement with SL Industries, Inc. (the “Fejes Employment Agreement”) was assigned to Steel Services effective January 1, 2017. The Fejes Employment Agreement provides for automatic one year renewals unless the agreement is terminated in accordance with its terms. Under the terms of the Fejes Employment Agreement, Mr. Fejes is entitled to receive an annual base salary and is eligible for an annual bonus of up to 100% of his base salary, to be composed of a short term incentive portion and a long term incentive portion, at the sole discretion of the Board. Mr. Fejes’ services have been provided to the Company pursuant to the Management Services Agreement, his employment was formally assigned to Steel Services effective June 9, 2016.

James F. McCabe, Jr. Mr. McCabe’s former employment agreement with the Company was assigned to SP Corporate effective January 1, 2012.

Jeffrey A. Svoboda. Effective January 28, 2008, Jeffrey A. Svoboda entered into an employment agreement, pursuant to which Mr. Svoboda agreed to become the President and Chief Executive Officer of H&H. Mr. Svoboda was also appointed by the Board to serve as the President and Chief Executive Officer of Bairnco, effective January 2009, and as a Senior Vice President of the Company, effective March 2009, and President and Chief Executive Officer of HNH Group, effective August 2011. His employment agreement provided for an initial two-year term, which automatically extended for successive one-year periods unless earlier terminated pursuant to its terms. The employment agreement also provided to Mr. Svoboda, among other things, (i) an annual salary of $500,000, (ii) an annual bonus with a target of 100% of base salary under the Company’s STIP and LTIP (as base salary is defined in his employment agreement); (iii) a grant of 100,000 options to purchase shares of the Company’s common stock pursuant to the terms and conditions of the 2007 Plan at an exercise price equal to $9.00; and (iv) other benefits. Effective November 24, 2008, the outstanding option to purchase shares of the Company’s common stock granted pursuant to Mr. Svoboda’s employment agreement was adjusted pursuant to the 2007 Plan to reflect a 1-for-10 reverse split of the Company’s common stock effected November 2008 by reducing the number of shares issuable thereunder to 10,000 and by increasing the exercise price of such option to $90.00 per share. Effective January 4, 2009, we amended our employment agreement with Mr. Svoboda to permit the reduction of the annual salary payable thereunder by 5% in accordance with company-wide salary reductions. Certain technical amendments were also made to Mr. Svoboda’s employment agreement, effective January 1, 2009, for the purpose of bringing the severance payment provisions of the employment agreement into compliance with the applicable provisions of Section 409A of the Internal Revenue Code and the regulations and interpretive guidance issued thereunder. Mr. Svoboda’s employment agreement with the Company was assigned to Steel Services effective May 3, 2015. The options to purchase shares expired January 28, 2016.

Douglas B. Woodworth. Mr. Woodworth has an employment agreement with Steel Services which provides certain severance compensation upon termination of the agreement. Such compensation is described below under “Potential Payments Upon Termination or a Change in Control.”

Executive Compensation—Potential Payments Upon Termination or a Change in Control

William T. Fejes, Jr. Under the terms of the Fejes Employment Agreement, if Mr. Fejes’ employment is terminated, at his or the Company’s election at any time due to his death or disability, due to the expiration or non-renewal of the Fejes Employment Agreement prior to his 65th birthday, or for reasons other than cause or voluntary resignation, Mr. Fejes is entitled to receive the certain accrued obligations (accrued vacation, expenses, etc.) and, provided he executes a general release, severance payments and benefits equal to: (i) one (1) year of his base salary;

(ii) reimbursement for the premium associated with one (1) year continuation of health insurance coverage pursuant to COBRA, (iii) immediate vesting of any options that are scheduled to vest within one year of the date of termination of employment; (iv) unpaid bonuses with respect to the fiscal year ending on or preceding the date of termination, if any, provided Mr. Fejes is employed on December 31 of that year and the bonus plan is in full force and effect; and (v) unpaid bonus through the termination or resignation date, if any, or, if the full bonus has not been earned, a pro-rata portion of such bonus, pursuant to the terms of the applicable bonus plan.

James F. McCabe, Jr. In connection with the termination of his employment agreement, Steel Services paid to Mr. McCabe, as aggregate compensation, (i) a lump-sum cash payment equal to one (1) year of his then current annual base, (ii) the continuation of certain health-related benefits for up to a twelve (12) month period following termination, (iii) any bonus payment that he was entitled to pursuant to any bonus plans as were then-in-effect and (iv) a car allowance for a one-year period after termination.

Jeffrey A. Svoboda. Prior to May 3, 2015, in the event that the Company terminated Mr. Svoboda’s employment agreement without cause or gave notice not to extend the term of the employment agreement, the Company would have paid to Mr. Svoboda, as aggregate compensation, (i) a lump-sum cash payment equal to the greater of the balance of his base salary due for the remaining term of his contract (as base salary is defined in his employment agreement) or one (1) year of the greater of his then current annual base salary or of his base salary as of December 31, 2008, (ii) the continuation of certain health-related benefits and (iii) a bonus payment equal to the cash portion of the most recent bonus paid to Mr. Svoboda. Mr. Svoboda would also have received the same compensation set forth in the preceding sentence if he had terminated the employment agreement due to a material diminution of duties or the Company relocated more than 50 miles from White Plains, NY, as more specifically described in the employment agreement. Mr. Svoboda’s employment agreement with the Company was assigned to Steel Services effective May 3, 2015.

Douglas B. Woodworth. In the event that Mr. Woodworth’s employment agreement is terminated for any reason other than cause or voluntary resignation, Steel Services will pay to Mr. Woodworth, as aggregate compensation, a lump-sum cash payment equal to six (6) months of his then current annual base salary.

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